Exhibit 99.3

Data on senior positions within the company (excluding a director and excluding a person appointed to represent a corporation which is a director)

As at the date of this report, the officers whose details appear below are serving in the Company:

A.

1.	Family name and first name: Shachar Yahel

Type of identification number: Identity card number

Identity number: 057484826

Citizenship / Country of incorporation or registration: Private individual with Israeli citizenship

2.	Date of birth: 15/03/1962

3.	Address for service of court documents:	Azrieli Center 3, Triangular Tower 43rd floor, Tel Aviv 67023

4.	Date of assuming office: 18/07/2006

5.	Position to which appointed: CEO

6.	Academic education:

Degree:	Field:	Name of university:
L.L.M	Law	Georgetown University, USA

Other education and professional diplomas:
Attorney

7.	Principal occupation in the past 5 years:

Position held	Place of work	Duration
CFO	Scailex Corporation Ltd.	4.5 years

8.	The senior officer fills in other positions in the Company, in a subsidiary / a related company or with an interested party

Director in subsidiaries

9.	The senior officer is not a relative of another senior officer or of an interested party in the Company

B.

1.	Family name and first name: Rachim Shachar

Type of identification number: Identity card number

Identity number: 28564037

Citizenship / Country of incorporation or registration: Private individual with Israeli citizenship

2.	Date of birth: 05/07/1971

3.	Address for service of court documents:	Azrieli Center 3, Triangular Tower 43rd floor, Tel Aviv 67023

4.	Date of assuming office: 18/07/2006

5.	Position to which appointed: CFO

6.	Academic education:

Degree	Field	Name of university
M.B.A	Business Administration, Major: Finance	ESG, Paris
B.A	Economics and Accounting	Ben Gurion University

Other education and professional diplomas: CPA

7.	Principal occupation in the past 5 years:

Position held	Place of work	Duration
Controller	Scailex Corporation Ltd.	2.5
Assistant controller	Discount Investments Ltd.	3 years

8.	The senior officer fills in other positions in the Com,pany, in a subsidiary, in a related company or with an interested party

Director in subsidiaries

9.	The senior officer is not a relative of another senior officer or of an interested party in the Company